Exhibit 99.2

FOR IMMEDIATE RELEASE	November 4, 2011

Micromem Technologies Inc. Completes Private Placement and Issues Options to Directors and Employees

Toronto, New York, November 4, 2011: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) announces the completion of a non-brokered, arm’s length private placement of 1,135,022 Units at a subscription price of CDN $0.115 per Unit for the gross proceeds of CDN $130,527.50. Each Unit is comprised of one common share (“Common Share”) and one common share purchase warrant (“Warrant”). Each Warrant may be exercised for one Common Share at an exercise price of CDN $0.15 for a period of one year.

The proceeds from the offering will be used for general working capital purposes and the shares will be subject to resale restrictions.

At a Board meeting on October 28, 2011, the Board passed a resolution issuing 7,475,000 options to board members and employees at a strike price of $0.20 for a period of 5 years. The price for the options was set as the greater of $0.20 or that price which is 10% higher than the closing price of trading on Friday, October 28, 2011.

Options had expired on various dates throughout 2011. The total amount of options available for issuance pursuant to the Company’s previously approved Plan has not changed.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
             : CNSX - Symbol: MRM

Shares issued: 116,149,718
SEC File No: 0-26005
Investor Contact: Jason Baun, Chief Information Officer; Tel: 416-364-2023